Exhibit 99.1

Lombard Medical Reports 2016 Third Quarter, Nine-Month Financial Results

Irvine, CA – October 27, 2016 – Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today reported financial results for the third quarter and nine months ended September 30, 2016.

Financial Results

For the 2016 third quarter, global revenue was $3.0 million as compared to $4.2 million in the same prior year period. For the first nine months of 2016, global revenue was $9.8 million compared to $12.2 million in the prior year period.

The year-over-year reduction in global revenue is attributable to the redeployment of commercial resources from the US to Europe to support the launch of the Altura® endovascular stent graft along with delayed stocking orders from the Company’s Japanese distribution partner as it prepares for approval and launch of the IntelliFlex™ LP delivery system.

Partially offsetting the reduction in revenue was performance in the Company’s European direct markets (Germany and the UK) where revenue increased by 33.6 percent for the quarter over the same period of last year and 25.8 percent for the nine month year-to-date period.

Gross margin for the 2016 third quarter and first nine months was 11.5 percent and 17.9 percent, respectively, compared to 48.8 percent and 49.2 percent for the prior year periods. As was the case in the 2016 second quarter, third quarter margins were adversely impacted by several factors including manufacturing start-up expense related to the launch of the Altura product line into Europe and other locations outside the US. Additionally, reduced overhead absorption on lower volume coupled with the Company’s transition of manufacturing activities to the new generation IntelliFlex delivery system contributed to the margin variance.

Operating expense for the 2016 third quarter and first nine months was reduced to $7.1 million and $23.1 million, respectively, compared to $11.4 million and $33.4 million in the prior year periods. The significant decrease in operating expense was primarily attributable to the reduction in the US sales force, trimming non-essential programs and general cost control activities in all areas of the business.

The net loss for this year’s third quarter was $7.4 million, or $0.37 loss per share, compared to a net loss of $8.5 million, or $0.45 loss per share, for the third quarter of 2015. For the first nine months of 2016, the net loss was $23.3 million, or $1.17 loss per share, compared to $26.2 million, or $1.54 loss per share, for the prior year period.

As of September 30, 2016, the Company had cash and cash equivalents of $9.9 million.

Conference Call

Lombard’s management will not be holding a conference call to discuss the Company's results for the third quarter as management continues to focus on the exploration of strategic alternatives as described in the prior quarter-end release dated August 22, 2016. To listen to a live webcast of the August 22, 2016 conference call, visit the Investors/Events and Presentations section of the Lombard website at www.lombardmedical.com.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. Altura was launched in the UK and Germany in February 2016 with a broader international rollout currently underway. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel:+1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764

- Tables Follow –

Consolidated Statements of Comprehensive Loss

(In Thousands, Except Per Share Amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Revenue	$3,044	$4,227	$9,769	$12,171
Cost of sales	2,694	2,164	8,020	6,183
Gross profit	350	2,063	1,749	5,988

Selling, marketing and distribution expenses	3,600	5,384	11,197	17,331
Research and development expenses	1,739	2,915	6,336	7,961
Administrative expenses	1,776	3,144	5,594	8,069
Total operating expenses	7,115	11,443	23,127	33,361
Operating loss	(6,765)	(9,380)	(21,378)	(27,373)

Finance income	18	32	89	114
Finance costs	(547)	(335)	(1,633)	(591)
Change in fair value of contingent liabilities	(289)	—	(997)	—
Loss before taxation	(7,583)	(9,683)	(23,919)	(27,850)
Taxation	161	1,223	576	1,651
Loss for the period	$(7,422)	$(8,460)	$(23,343)	$(26,199)

Other comprehensive income/(loss):
Items that may subsequently be reclassified to profit or loss
Currency translation differences	(700)	(938)	(3,052)	(688)
Total comprehensive loss for the period	$(8,122)	$(9,398)	$(26,395)	$(26,887)

Basic and diluted loss per ordinary share
From continuing operations	$(0.37)	$(0.45)	$(1.17)	$(1.54)

The accompanying notes form part of these consolidated financial statements.

Consolidated Balance Sheets

(In Thousands, Except Per Share Amounts)

(Unaudited)

	September 30, 2016	December 31, 2015
Assets
Goodwill	$15,671	$16,052
Intangible assets	20,951	21,889
Property, plant and equipment	2,001	3,043
Trade and other receivables	171	176
Non-current assets	38,794	41,160

Inventories	8,942	6,462
Trade and other receivables	4,576	4,168
Taxation recoverable	1,974	1,618
Cash and cash equivalents	9,857	32,332
Current assets	25,349	44,580
Total assets	64,143	85,740

Liabilities
Trade and other payables	8,143	8,236
Current portion of borrowings	2,642	—
Current liabilities	10,785	8,236

Borrowings	23,423	23,115
Deferred tax liabilities	674	674
Contingent consideration	11,597	10,600
Non-current liabilities	35,694	34,389
Total Liabilities	46,479	42,625

Net assets	$17,664	$43,115

Equity
Called up share capital	$199	$199
Share premium account	63,853	63,853
Capital reorganization reserve	205,686	205,686
Translation reserve	(1,782)	1,270
Accumulated loss	(250,292)	(227,893)
Total equity	$17,664	$43,115

The accompanying notes form part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

(In Thousands, Except Per Share Amounts)

(Unaudited)

	SHARE CAPITAL	SHARE PREMIUM ACCOUNT	TRANSLATION RESERVE	CAPITAL REORGANIZATION RESERVE	ACCUMULATED LOSS	TOTAL EQUITY
At January 1, 2015	$162	$49,608	$2,245	$205,686	$(192,868)	$64,833
Loss for the period	—	—	—	—	(26,199)	(26,199)
Share-based compensation	—	—	—	—	2,047	2,047
Issuance of ordinary shares	37	14,245	—	—	—	14,282
Currency translation	—	—	(688)	—	—	(688)
At September 30, 2015	$199	$63,853	$1,557	$205,686	$(217,020)	$54,275

At January 1, 2016	$199	$63,853	$1,270	$205,686	$(227,893)	$43,115
Loss for the period	—	—	—	—	(23,343)	(23,343)
Share-based compensation	—	—	—	—	944	944
Currency translation	—	—	(3,052)	—	—	(3,052)
At September 30, 2016	$199	$63,853	$(1,782)	$205,686	$(250,292)	$17,664

The accompanying notes form part of these consolidated financial statements.

Consolidated Cash Flow Statements

(In Thousands)

(Unaudited)

	Nine Months Ended September 30,
	2016	2015
Cash outflow from operating activities
Loss before taxation	$(23,919)	$(27,850)
Depreciation and amortization of licenses, software and property, plant and equipment	1,848	1,336
Share based compensation expense	944	2,047
Loss on disposal of tangible assets	36	66
Net finance expense/(income)	1,396	477
Change in fair value of contingent liabilities	997	—
Increase in inventories	(3,372)	(917)
Decrease in receivables	(833)	(1,238)
Increase/(decrease) in payables	514	(397)
Net cash used in operating activities	(22,389)	(26,476)
Research and development tax credits received / (income tax paid)	(17)	967
Net cash outflow from operating activities	(22,406)	(25,509)

Cash flows from investing activities
Interest received	53	71
Purchase of property, plant and equipment	(260)	(1,017)
Proceeds from disposal of tangible assets	104	—
Cash paid for acquisition	—	(200)
Purchase of intangible assets	—	(15)
Net cash flows used in investing activities	(103)	(1,161)

Cash flows from financing activities
Interest paid	(1,186)	(325)
Proceeds from issue of loan notes	2,399	16,500
Loan notes transaction costs	—	(413)
Loan notes repaid	—	(5,331)
Net cash flows (used in)/from financing activities	1,213	10,431
(Decrease)/increase in cash and cash equivalents	(21,296)	(16,239)

Cash and cash equivalents at beginning of period	32,332	53,334
Effects of exchange rates on cash and cash equivalents	(1,179)	(401)
Cash and cash equivalents at end of period	$9,857	$36,694

The accompanying notes form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1 Accounting Policies

Basis of Preparation

These unaudited consolidated interim financial statements of Lombard Medical, Inc. (the “Company”) for the three and nine months ended September 30, 2016 have been prepared on the basis of the same accounting policies as, and should be read in conjunction with, the Company’s financial statements as of and for the year ended December 31, 2015. The significant accounting policies and methods of computation adopted in the preparation of these consolidated interim financial statements are consistent with those used in the preparation of the Company’s annual audited financial statements for the year ended December 31, 2015 in accordance with IFRS. These condensed consolidated interim financial statements include all adjustments necessary to fairly state the results of the interim period and the Company believes that the disclosures are adequate to make the information presented not misleading.

The financial information contained in this interim financial statement is unaudited. The interim financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future.

The presentational currency for these interim financial statements is U.S. dollars. The exchange rates relevant for each period were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Sterling/U.S. dollar exchange rate
Closing rate	1.30	1.52	1.30	1.52
Average rate	1.33	1.54	1.39	1.53

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations or equity.

Going concern update

These financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future. The Group has incurred significant losses and negative cash flows from operations since inception. The Group incurred a net loss for the nine months ended September 30, 2016 of $23.3 million and at September 30, 2016 had an accumulated deficit of $250.3 million and cash and cash equivalents of $13.0 million.

Based on forecasts revised in December 2015, the Company expects to use up its current cash resources between Q3 2016 and Q1 2017, depending on the effectiveness of the cost savings programs being implemented by management. The Company therefore needs to raise additional capital or incur indebtedness to continue to fund its future operations, which may come from one or a number of public or private sources.

The Company’s ability to raise additional funds will depend on the results of its commercialization efforts for the Altura Endovascular Stent Graft, and IntelliFlex LP Delivery System for the Aorfix Endovascular Stent Graft, as well as clinical and regulatory events, and may also be impacted by adverse financial, economic, and market conditions, many of which are beyond the Company’s control. The Company cannot be certain that sufficient funds will be available when required or on satisfactory terms.

To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in ownership dilution to existing stockholders. There are no assurances that the Company will be able to raise additional financing for the amounts required to execute the Company’s business plans and on the terms acceptable to the Company. If adequate funds are not available on terms that are acceptable when required by the Company, the Company may be required to significantly reduce or refocus its operations, which could have a material adverse effect on its business, financial condition and results of operations, which could result in insolvency. In addition, the Company may have to delay, reduce the scope or eliminate some of its research and development or sales activities, which could delay the time to market for any of its product candidates or reduce its revenue growth potential, if such adequate funds are not available. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

2 Geographic Information Analysis

The Company is engaged in a single business activity of cardiovascular devices and the Company does not have multiple operating segments. The Company’s cardiovascular devices business consists of the development and commercialization of these products. The Executive Management team is the Company’s chief operating decision-making body, as defined by IFRS 8, and all significant operating decisions are taken by the Executive Management team. In assessing performance, the Executive Management team reviews financial information on an integrated basis for the Company as a whole, substantially in the form of, and on the same basis as, the Company’s IFRS financial statements.

In addition to the geographical analysis of revenue shown below, the Company analyzes its business based on the categories and information in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$’000	$’000	$’000	$’000
Commercial revenue
United States direct market	185	1,057	1,736	3,449
Western Europe direct markets	783	571	2,557	1,991
Japan distributor market	1,452	1,879	2,950	4,545
International distributor markets excluding Japan	624	720	2,526	2,186
Total commercial revenue	3,044	4,227	9,769	12,171

	Three Months Ended September 30,		Nine months Ended September 30,
	2016	2015	2016	2015
	$’000	$’000	$’000	$’000
Revenue by destination:
United Kingdom	475	337	1,376	1,191
Germany	288	234	1,130	801
United States of America	185	1,057	1,736	3,449
Japan	1,452	1,879	2,950	4,545
Rest of World	644	720	2,577	2,185
	3,044	4,227	9,769	12,171

3 Acquisition of Altura Medical, Inc.

On July 30, 2015, the Company completed the acquisition of 100% voting equity interest in Altura Medical, Inc. (“Altura”). The Company believes the acquisition of Altura provides an opportunity for near-term revenue, as well as providing an ultra-low-profile AAA stent graft that is expected to provide the Company with an increased share of the AAA market.

Upon the closing of the acquisition, the Company issued an aggregate of 3,125,000 unregistered shares of common stock to certain former shareholders of Altura in exchange for the shares of Altura capital stock held by them immediately prior to the closing of the acquisition. In addition, the Company delivered an aggregate of 575,000 unregistered shares of common stock to Computershare Trust Company, N.A., in its capacity as escrow agent, which will be held for a period of twelve months and are subject to any adjustments to the liabilities assumed as part of the acquisition. In addition, the Company paid $0.2 million in cash to Shareholder Representative Services LLC, in its capacity as Altura Stockholders’ Representative. The fair value of the initial consideration was $14.3 million of equity which was based on the closing share price of $3.86 on the date of acquisition and cash paid of $0.2 million. In addition, the Company assumed $5.3 million in existing Altura debt and $2.5 million of certain liabilities of Altura.

The Company also agreed to pay Altura shareholders additional consideration in the future if certain sales and regulatory approval milestones are met. The fair value of the contingent consideration payment on the acquisition date was estimated to be $10.6 million. The contingent payment payable will continue to be evaluated at each annual reporting period, with adjustments made based upon management’s assessment of the probability of meeting performance milestones as set-forth within the acquisition agreement. For the three and nine months ended September 30, 2016, the increase in fair value of the contingent liabilities of $0.3 million and $1.0 million, respectively, was recognized in the Statement of Comprehensive Loss.

The revenue-based milestone payment referred to above relates to the Company achieving a trailing twelve-month revenue stream of $10.0 million on the sale of Altura products prior to December 31, 2030. If this were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, at the Company’s option, at $4.00 per share if applicable, $15.0 million in no more than 45 days after the end of the month in which the Company achieves this revenue threshold.

The regulatory milestone payment referred to above concerns receiving approval from the US Food and Drug Administration to market and sell Altura’s device in the United States prior to December 31, 2030. If this were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, at the Company’s option, at $4.00 per share if applicable, $12.5 million in no more than 45 days after achieving this approval.

$’000
Fair value of initial consideration	14,482
Contingent acquisition consideration payable	10,600
Total consideration	25,082

The net assets acquired upon acquisition were as follows:

	Book Value	Fair Value
	$’000	$’000
Property, plant and equipment	71	71
Intangible assets	—	20,600
Assumed accrued liabilities	(2,495)	(2,495)
Assumed bank debt	(5,331)	(5,331)
Deferred tax liability	—	(674)
Net (liabilities)/assets acquired	(7,755)	12,171

The resulting goodwill on acquisition is calculated as follows:

$’000
Fair value of consideration given	25,082
Less: Fair value of net assets acquired	(12,171)
Goodwill	12,911

The Company recorded the excess of the aggregate purchase price over the estimated fair values of the identifiable net assets acquired as goodwill. Goodwill is primarily attributable to the benefits the Company expects to realize by enhancing its product offering, thereby contributing to an expanded revenue base. None of the goodwill is expected to be deductible for tax purposes.

As the fair value of the intangible assets acquired in the Altura acquisition exceeds the tax bases of such assets, the Company recorded a deferred tax liability of $0.7 million, with a corresponding increase to goodwill.

4 Goodwill

Goodwill held by the Company consists of the following:

	September 30, 2016	December 31, 2015
	$’000	$’000
Opening cost	16,052	3,289
Additions	—	12,911
Currency translation	(381)	(148)
Closing net book value	15,671	16,052

Goodwill resulting from the acquisition of Altura totaled $12.9 million at September 30, 2016 and December 31, 2015, respectively. Existing goodwill totaled $2.8 million and $3.1 million at September 30, 2016 and December 31, 2015, respectively. The carrying value of goodwill is reviewed for impairment on an annual basis or where there is an indication that the goodwill might be impaired.

5 Intangible assets

Intangible assets held by the Company consist of the following:

	IN-PROCESS R&D	DEVELOPED TECHNOLOGY	IP AND LICENSES	SOFTWARE	TOTAL
	$’000	$’000	$’000	$’000	$’000
Cost
At December 31, 2015	9,300	11,300	2,556	407	23,563
Additions	—	—	—	—	—
Effect of movement in exchange rates	—	—	(311)	(9)	(320)
At September 30, 2016	9,300	11,300	2,245	398	23,243

Accumulated Amortization
At December 31, 2015	—	228	1,177	269	1,674
Amortization	—	548	—	85	633
Effect of movement in exchange rates	—	—	(9)	(6)	(15)
At September 30, 2016	—	776	1,168	348	2,292

Net Book Value
At December 31, 2015	9,300	11,072	1,379	138	21,889
At September 30, 2016	9,300	10,524	1,077	50	20,951

License held by the Company is for a non-exclusive license granted by Medtronic for the U.S. patent No. 6,306,141 (“Jervis” patent), which is being amortized over 9 years and had a net book value of $1.1 million and $1.4 million at September 30, 2016 and December 31, 2015, respectively. Developed technology acquired as part of the Altura acquisition is amortized over its estimated useful life of 17 years. In-process research and development acquired as part of the Altura acquisition will be amortized over its useful life once FDA approval of the Altura Endovascular Stent Graft is obtained. The carrying value of in-process research and development is reviewed for impairment on an annual basis or where there is an indication that the assets might be impaired until the asset is brought into use.

6 Trade and other payables

Trade and other payables held by the Company consist of the following:

	September 30, 2016	December 31, 2015
	$’000	$’000
Trade payables	5,406	3,929
Accrued bonus	713	986
Accrued payroll and employee-related expenses	501	805
Accrued commissions	29	696
Accrued professional fees	468	471
Accrued clinical expenses	218	414
Accrued other expenses	372	138
Accrued termination costs	—	186
Accrued travel and expenses	94	144
Accrued production costs	—	143
Accrued royalties	121	122
Accrued warrant liabilities	87	120
Accrued rent equalization	134	82
	8,143	8,236

7 Borrowings

Medico’s Hirata convertible loan

On March 28, 2013 the Company received $2.5 million from the total $5 million convertible loan facility granted by its exclusive distribution partner in Japan, Medico’s Hirata Inc. (“Medico’s Hirata”). The loan accrues interest of 3% per annum, payable when the loan is repaid or converted. The loan is repayable seven years from the receipt of regulatory approval for Aorfix in Japan, which was granted in August 2014. Conversion of the loan is at Medico’s Hirata’s discretion and will be based on the share price at the time of conversion.

On August 3, 2016 the Company entered into an Extension Loan Agreement with Medico’s Hirata whereby Medico’s Hirata obtained an option to extend the Distribution Agreement between the Company and Medico’s Hirata for the period of seven years after the last day of the initial term. Under the terms of the Extension Loan Agreement, the Company received ¥250.0 million from the total $5 million convertible loan facility originally granted by Medico’s Hirata. The loan accrues interest of 3% per annum, payable when the loan is repaid.

The outstanding amount of the Medico’s Hirata loan was comprised as follows:

	September 30, 2016	December 31, 2015
	$’000	$’000
Liability component	5,178	2,632
Interest expense	67	75
	5,245	2,707

The convertible loan note is considered a financial liability with no equity component as there is a contractual obligation to deliver a variable number of shares at the market price if the loan note is converted. The fair value of the loan note is therefore the same whether the settlement of the obligation is made in cash or in shares at the time of repayment.

Oxford Finance Secured Loan

At September 30, 2016 the Company had received $21 million (including $11 million, $5.5 million and $4.5 million received on April 24, July 30, and October 8, 2015, respectively) loan funding as part of a $26 million secured loan facility with Oxford Finance LLC (Oxford). The Company has the option of drawing a final $5 million becoming available after reaching additional revenue targets of $25.0 million trailing revenues in 2016. The interest on the loan is three month US LIBOR + 7.24% fixed at each advance. The interest rate on the first $11 million, second $5.5 million and third $4.5 million is 7.52%, 7.53%, and 7.56%, respectively. The term of the $26 million facility is 60 months from April 24, 2015, with a maximum interest-only period of 36 months, depending if all tranches are drawn.

Pursuant to the Loan Agreement, the Company is required to make interest only payments through April 1, 2017. However, if subsequent tranches are drawn, the interest only period can be extended to a maximum of 36 months. The maturity date of the loan is April 1, 2020, regardless of the tranches that have been drawn. At maturity, or the earlier repayment in full, the Company is required to make a final payment fee to Oxford which is included in the effective interest rate of the loan. The current final payment fee associated with the loan is approximately $1.6 million.

The amount outstanding was comprised of:

	September 30, 2016	December 31, 2015
	$’000	$’000
Face value of secured loan	21,000	21,000
Unamortized transaction costs	(302)	(375)
Unamortized discount	(317)	(392)
Final payment accretion	439	175
	20,820	20,408

In connection with the issuance of the secured loan in April 2015, the Company issued warrants to Oxford to purchase up to an aggregate number of the Company’s common stock. For the first, second, and third tranches, Oxford could purchase up to an aggregate of 77,446, 43,994, and 35,212 shares of the Company’s common stock at an exercise price of $4.19, $3.69, $3.77 per share, respectively. These warrants are immediately exercisable and have a contractual term of 10 years. The respective fair value on issuance were $0.2 million, $0.1 million, and $0.1 million, respectively; they were recorded as a current liability and discounted against the secured loan at issuance. The discount is being amortized to finance costs using the effective interest method over the term of the loan. Movements in the fair value of the warrants until the date of exercise will be recognized in the Statement of Comprehensive Income immediately. For the three months ended September 30, 2016, the decrease in the fair value of the warrant liability of $19,000 was recognized in finance costs in the Statement of Comprehensive Income. For the nine months ended September 30, 2016, the decrease in the fair value of the warrant liability of $33,000 was recognized in finance costs in the Statement of Comprehensive Income.

8 Taxation on Loss on Ordinary Activities

	Three Months Ended September 30,		Nine months Ended September 30,
	2016	2015	2016	2015
	$’000	$’000	$’000	$’000
UK research and development claim:
for the current year	180	678	593	1,107
for the prior year	—	554	—	554
Overseas taxation credit (charge)	(19)	(9)	(17)	(10)
Total tax credit	161	1,223	576	1,651

9 Loss per Share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares. The diluted earnings per ordinary share are identical to those used for the basic earnings per ordinary share as the exercise of share options and warrants would have had the effect of reducing the loss per ordinary share and are therefore not dilutive.

The Loss per Share calculations are set out below:

	Three Months Ended September 30,		Nine months Ended September 30,
	2016	2015	2016	2015
Loss for the period ($’000)	$(7,422)	$(8,460)	$(23,343)	$(26,199)

Weighted average number of ordinary shares (‘000)	19,886	18,720	19,886	17,040

Basic and diluted loss per share	$(0.37)	$(0.45)	$(1.17)	$(1.54)

10 Post Balance Sheet Events

None noted.

11 Related Party Disclosures

During the nine months ended September 30, 2016, the Company provided use of certain laboratory equipment to a company whose Chairman is also the Chairman of the Company. The Company earned $5,500 and $0 from these transactions for the nine months ended September 30, 2016 and September 30, 2015, respectively. The amount due to the Company from these transactions totals $1,500 at September 30, 2016.

During the nine months ended September 30, 2016, the Company provided use of certain facility space to a company whose Chairman is also the Chairman of the Company. The Company earned $2,600 and $0 from these transactions for the nine months ended September 30, 2016 and September 30, 2015, respectively. The amount due to the Company from these transactions totals $2,600 at September 30, 2016.

Timothy Haines is a Partner at Abingworth LLP, a life science and healthcare investment firm which manages investment funds which together held 17.8% of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, the Abingworth funds subscribed for 727,272 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. The Abingworth funds held 16.8% of the Company’s shares following the Initial Public Offering. Abingworth holds 3,473,452 shares, which equates to 17.5% of the Company’s shares, at September 30, 2016.

David Milne is a Managing Partner at SV Life Sciences, a life sciences and healthcare investment firm which manages investment funds, which together received 1,077,499 of the Company’s shares pursuant to the acquisition of Altura. The shares were priced at $4.00 each, per the acquisition agreement. There are an additional 198,260 which are currently being held in escrow, which they may be entitled to. SV Life Sciences holds 1,077,499 shares, which equates to 5.4% of the Company’s shares, at September 30, 2016.

Invesco Asset Management Limited is a shareholder of the Company and held 39.0% of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, Invesco subscribed for 1,951,818 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. Invesco Asset Management Limited held 39.0% of the Company’s shares following the Initial Public Offering. At September 30, 2016, Invesco Asset Management Limited held 6,317,851 shares, which equates to 31.8% of the Company’s shares.

Since the NASDAQ Initial Public Offering, directors have purchased shares of the Company in open market transactions as follows: Raymond W. Cohen has purchased a total of 13,225 shares at an average price of $4.92, Simon Hubbert has purchased a total of 59,915 shares at an average price of $1.43 and John B. Rush has purchased a total of 9,607 shares at an average price of $5.92.

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